(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 17, 2013

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Kunihiro Sugiura, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Osaka Securities Exchange Co., Ltd.

(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate affairs, etc. to report the approval of resolutions at the FY2013 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 14, 2013

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a. Allocation of dividend assets and the total amount of dividends:
Payment of 60 yen per share of common stock (Total amount of dividends: 190,045,720,080 yen)
b. Effective date of distribution of surplus: June 17, 2013

Proposed Resolution 2:	Election of 16 Directors

It was proposed that the following 16 persons be elected as directors:

Takeshi Uchiyamada, Akio Toyoda, Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Mamoru Furuhashi, Yasumori Ihara, Seiichi Sudo, Koei Saga, Kiyotaka Ise, Shigeki Terashi, Yoshimasa Ishii, Ikuo Uno, Haruhiko Kato and Mark T. Hogan.

Proposed Resolution 3:	Partial Amendment of the Articles of Incorporation

Upon inviting Outside Directors to participate in management, TMC will establish a new provision enabling the conclusion of liability limitation agreements with Outside Directors. Corresponding liability limitation provisions for Outside Audit & Supervisory Board Members will also be changed in order to unify the wording and expressions, and the articles will be renumbered accordingly from the first point of revision downward.

Proposed Resolution 4:	Payment of Executive Bonuses

In consideration of the results for FY2013 and other factors, the 13 Directors in office as of the end of FY2013 will be paid a total amount of 428,600,000 yen as executive bonuses.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes		Number of voting rights held by shareholders present at the meeting	Results of voting
			Number of abstentions		Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	24,686,457	8,089	37,137	25,162,600	98.10%	Approved
Proposed Resolution 2
Takeshi Uchiyamada	23,729,133	956,360	46,491	25,162,589	94.30%	Approved
Akio Toyoda	24,332,331	353,234	46,421	25,162,591	96.70%	Approved
Satoshi Ozawa	24,308,019	377,430	46,537	25,162,591	96.60%	Approved
Nobuyori Kodaira	24,304,764	380,688	46,534	25,162,591	96.59%	Approved
Mitsuhisa Kato	24,308,072	377,366	46,547	25,162,590	96.60%	Approved
Masamoto Maekawa	24,307,864	377,581	46,541	25,162,591	96.60%	Approved
Mamoru Furuhashi	24,289,722	395,710	46,553	25,162,590	96.53%	Approved
Yasumori Ihara	24,308,127	377,311	46,547	25,162,590	96.60%	Approved
Seiichi Sudo	24,305,716	379,708	46,562	25,162,591	96.59%	Approved
Koei Saga	24,287,159	398,271	46,556	25,162,591	96.52%	Approved
Kiyotaka Ise	24,273,082	412,353	46,550	25,162,590	96.46%	Approved
Shigeki Terashi	24,273,092	412,356	46,538	25,162,591	96.46%	Approved
Yoshimasa Ishii	24,272,598	412,852	46,535	25,162,590	96.46%	Approved
Ikuo Uno	23,841,221	843,923	46,840	25,162,589	94.74%	Approved
Haruhiko Kato	24,464,841	229,512	37,633	25,162,591	97.22%	Approved
Mark T. Hogan	22,117,496	2,568,041	46,446	25,162,588	87.89%	Approved
Proposed Resolution 3	24,623,873	71,014	37,007	25,162,599	97.85%	Approved
Proposed Resolution 4	24,555,268	114,624	62,006	25,162,595	97.58%	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1 and 4, a majority vote of the shareholders present at the General Shareholders’ Meeting;

For Proposed Resolution 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third ( 1/3) of the voting rights of all shareholders who are entitled to vote;

For Proposed Resolution 3, not less than two-thirds ( 2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third ( 1/3) of the voting rights of all shareholders who are entitled to vote; and

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights, which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions, were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed, were not counted.